EXHIBIT 30(d)(v)

RIDER FOR

INSURED'S ACCIDENTAL DEATH BENEFIT

Read the list of Supplementary Benefits on the Contract Data page(s).

This Benefit is a part of this contract only if it is listed there.

Benefit.--We will pay the amount of this Benefit that we show on the Contract

Data page(s) for the Insured's accidental loss of life. But our payment is subject to all the provisions of the Benefit and of the rest of this contract.

Manner of Payment.--We will include in the proceeds of this contract any payment under this Benefit.

Conditions.--Both of these conditions must be met: (1) We must receive due proof that the Insured's death was the direct result, independent of all other causes, of accidental bodily injury that occurred on or after the contract date. (2) The death must occur (a) no more than 90 days after the injury; and (b) while the contract is in force.

Exclusions.--We will not pay under this Benefit for death caused or contributed to by: (1) suicide or attempted suicide while sane or insane; or (2) infirmity or disease of mind or body or treatment for it; or (3) any infection other than one caused by an accidental cut or wound.

Even if death is caused by accidental bodily injury, we will not pay for it under this Benefit if it is caused or contributed to by: (1) service in the armed forces of any country(ies) at war; or (2) war or any act of war; or (3)

travel by, or descent from, any aircraft if the Insured had any duties or acted in any capacity other than as a passenger at any time during the flight. But we will ignore (3) if all these statements are true of the aircraft: (a) It has fixed wings and a permitted gross takeoff weight of at least 75,000 pounds. (b) It is operated by an air carrier that is certificated under the laws of the United States or Canada to carry passengers to or from places in those countries. (c) It is not being operated for any armed forces for training or other purposes. As used here, the word aircraft includes rocket craft or any other vehicle for flight in or beyond the earth's atmosphere. The word war means declared or undeclared war and includes resistance to armed aggression.

Benefit Premiums and Charges.--We show the premiums for this Benefit under List of Supplementary Benefits in the Contract Data pages, and these premiums are included in the Scheduled Premiums shown in these pages. From each premium payment, we make the deductions shown under Schedule of Expense Charges in these pages and the balance is the invested premium amount which is added to the contract fund.

The monthly charge for this Benefit is deducted on each monthly date from the contract fund. The amount of that charge is included in the Schedule of Monthly Deductions in the Contract Data pages.

If the Contract Becomes Paid-up.--If the contract becomes paid-up we will deduct from the contract fund the present value at that time of future charges for this Benefit, discounted at a rate we set from time to time but no less than 4% a year. The Benefit will remain in force, but thereafter we will make no deductions from the contract fund to pay for it. The Benefit will have no cash value.

Termination.--This Benefit will end on the earliest of:

1. the end of the last day of grace if the contract is in default; it will not continue if a benefit takes effect under any contract value options provision that may be in the contract;

2. the date the contract is surrendered under its Cash Value Option, if it has one; and

3. the date the contract ends for any other reason.

Further, if you ask us in writing we will cancel the Benefit as of the first monthly date on or after we receive your request. Contract premiums and monthly charges due then and later will be reduced accordingly.

This Supplementary Benefit rider

attached to this contract on Contract Date

Pruco Life Insurance Company of New Jersey

By /s/ SPECIMEN SIGNATURE

Secretary

AL 110 N